

November 1, 2011

Via E-mail
Terren S. Peizer, Chief Executive Officer
Catasys, Inc.
11150 Santa Monica Blvd.   Suite 1500
Los Angeles, California 90025

   Re: Catasys, Inc.
        Amendment No. 4 to Registration Statement on Form S-1
        Filed October 11, 2011
        File No. 333-173659

Dear Mr. Peizer:

   We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

1. We note your letter dated October 21, 2011 and your response to comment three of our letter dated October 19, 2011. Please amend your registration statement to specifically discuss the information in your slides regarding approximate breakeven coverage and sales pipeline, with a thorough discussion of the underlying assumptions and the basis for such assumptions. We may have further comment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds,
Assistant Director